July 19, 2024

Brian J. McDade
Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

       Re: Simon Property Group, Inc.
           Simon Property Group, L.P.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 22, 2024
           File Nos. 001-14469 and 001-36110
Dear Brian J. McDade:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Steven E. Fivel